UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2020

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☒

Investor Relations PRESS RELEASE

Televisa Reports Fourth Quarter and Full Year 2019 Results

2019 Highlights

Consolidated
●	Sales and Operating Segment Income (“OSI”) increased 3.0% and 5.4%, respectively.[1]
●	Ongoing financial discipline with cost and expenses declining by Ps.579 million.
 Cable
●	Reached 12.7 million Revenue Generating Units (“RGUs”).
●	Continued to position IZZI as the premier aggregator of OTT offers.
●	Double digit growth in Revenue and in OSI of 15.1% and 16.3%, respectively.
●	Operating Cash Flow[2] (“OCF”) increased 76.6% in 2019, reaching Ps.5.3 billion.
Sky
●	Resumed growth in video RGUs with positive net adds each of the last three quarters.
●	Continued building scale in the broadband business reaching 386 thousand RGUs.
●	Strong contributor to OCF, generating Ps.5.3 billion in 2019.
Content
●	Top 18 of the 20 most watched programs during weekdays were broadcast on Televisa.
●	Resilient core[3] advertising revenue: down 1.8%, in spite of macroeconomic uncertainty.
●	Strong performance of Televisa content in Univision: U.S.$389.1 million dollars in Royalties.
●	Maintained strong OSI margin, reaching 36.3%.

Earnings Call Date and Time: Friday, February 21, 2020, at 10:00 A.M. ET.

Conference ID # is 9145506
From the U.S.: +1 (877) 850 2115	From Mexico: 800 926 9157
International callers: +1 (478) 219 0648	Rebroadcast: +1 (404) 537-3406

The teleconference will be rebroadcast starting at 01:00 P.M. ET on February 21 and will end at midnight on March 6.

Televisa's fourth quarter and full year 2019 investor presentation is available at www.televisair.com

1 Excluding the non-recurring licensing of certain rights of the World Cup in Latin America in 2018,
2 Defined as Operating Segment Income minus Capital Expenditures in property, plant and equipment.
3 Does not include non-recurrent effects.

Consolidated Results

Mexico City, February 20, 2020 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for full year and fourth quarter 2019. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

In 2018, Content sales and operating segment income benefited by Ps.2,733.6 million and by Ps.1,410.5 million, respectively, from the non-recurring licensing of certain broadcast and digital rights of the World Cup in Latin America in 2018 (the “non-recurring licensing revenue”).

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2019 and 2018, in millions of Mexican pesos, excluding the non-recurring licensing revenue:

Excluding non-recurring licensing revenue for 2018	2019	Margin	2018	Margin	Change
		%		%	%
Net sales	101,492.2	100.0	98,548.7	100.0	3.0
Operating segment income[1]	41,015.1	38.7	38,924.9	38.0	5.4
1 The operating segment income margin is calculated as a percentage of segment net sales.

Net sales, excluding non-recurring licensing revenue, increased by 3.0% to Ps.101,492.2 million in 2019 compared with Ps.98,548.7 million in 2018. This increase was mainly attributable to revenue growth in the Cable segment. Operating segment income grew 5.4%, reaching Ps.41,015.1 million with a margin of 38.7%.

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2019 and 2018, in millions of Mexican pesos. The table includes the abovementioned non-recurring licensing revenue so the results presented are not comparable year-over-year:

	2019	Margin	2018	Margin	Change
		%		%	%
Net sales	101,492.2	100.0	101,282.3	100.0	0.2
Net income	6,202.8	6.1	7,615.3	7.5	(18.5)
Net income attributable to stockholders of the Company	4,722.1	4.7	6,009.4	5.9	(21.4)
Segment net sales	106,044.9	100.0	105,174.4	100.0	0.8
Operating segment income (1)	41,015.1	38.7	40,335.4	38.4	1.7
1 The operating segment income margin is calculated as a percentage of segment net sales.

Net income attributable to stockholders of the Company amounted to Ps.4,722.1 million for 2019, compared with Ps.6,009.4 million for 2018. The net decrease of Ps.1,287.3 million, or 21.4%, mainly reflected:
I.	a Ps.2,657.9 million unfavorable change in other income or expense, net; and
II.	a Ps.1,174.6 million increase in depreciation and amortization.

These unfavorable variances were primarily offset by:
I.	a Ps.1,614.0 million decrease in income taxes;
II.	a Ps.788.9 million increase in operating income before depreciation and amortization and other income or expenses, net; and
III.	a Ps.125.2 million decrease in net income attributable to non-controlling interests.

Full year results by business segment

The following table presents full year consolidated results ended December 31, 2019 and 2018, for each of our business segments, in millions of Mexican pesos.
Net Sales	2019	%	2018	%	Change %
Cable	41,702.0	39.3	36,233.0	34.5	15.1
Sky	21,347.1	20.1	22,002.2	20.9	(3.0)
Content[1]	34,795.5	32.8	36,490.1	34.7	(4.6)
Other Businesses	8,200.3	7.8	7,715.5	7.3	6.3
Segment Net Sales[1]	106,044.9	100.0	102,440.8	97.4	3.5
Intersegment Operations[2]	(5,394.1)		(4,812.1)
Net Sales[1]	100,650.8		97,628.7		3.1
Non-recurring licensing revenue	n/a		2,733.6	2.6	n/a
Held-to-sale Operations[5]	841.4	n/a	920.0	n/a	(8.5)
Net Sales	101,492.2		101,282.3		0.2

Operating Segment Income[3]	2019	Margin %	2018	Margin %	Change %
Cable	17,797.6	42.7	15,302.5	42.2	16.3
Sky	9,121.2	42.7	9,767.3	44.4	(6.6)
Content[1]	12,632.1	36.3	13,444.6	36.8	(6.0)
Other Businesses	1,464.2	17.9	410.5	5.3	256.7
Operating Segment Income[1]	41,015.1	38.7	38,924.9	38.0	5.4
Non-recurring licensing income	n/a	n/a	1,410.5	51.6	n/a
Operating Segment Income	41,015.1	38.7	40,335.4	38.4	1.7
Corporate Expenses	(1,888.4)	(1.8)	(2,154.7)	(2.0)	12.4
Depreciation and Amortization	(21,008.8)	(20.7)	(19,834.2)	(19.6)	(5.9)
Other (expense) income, net	(1,095.6)	(1.1)	1,562.3	1.5	n/a
Intersegment Operations[4]	(72.2)	(0.1)	n/a	n/a	n/a
Held-to-sale Operations[5]	258.9	n/a	343.8	n/a	(24.7)
Operating Income	17,209.0	17.0	20,252.6	20.0	(15.0)

1Excludes the non-recurring licensing revenue.
2 For segment reporting purposes, intersegment operations are included in each of the segment operations.
3 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income or expense, net.
4As a result of the adoption of IFRS 16 Leases (“IFRS 16”), intersegment operations related to intercompany leases were not eliminated on the Operating Segment Income level as in prior years.
5The assets and related liabilities of the Radio business are classified as held to sale in the Company’s consolidated statement of financial position as of December 31, 2019. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment,  are presented separately as held-to-sale operations for the years ended December 31, 2019 and 2018. The foregoing, notwithstanding that the transaction was consummated for legal purposes.

Fourth quarter results by business segment

The following table presents fourth quarter consolidated results ended December 31, 2019 and 2018, for each of our business segments. Fourth quarter consolidated results for 2019 and 2018 are presented in millions of Mexican pesos.

Net Sales	4Q’19%		4Q’18%		Change %
Cable	11,016.1	37.7	9,517.7	34.0	15.7
Sky	5,379.1	18.4	5,461.9	19.5	(1.5)
Content	10,901.6	37.3	10,642.8	38.1	2.4
Other Businesses	1,933.9	6.6	2,344.0	8.4	(17.5)
Segment Net Sales	29,230.7	100.0	27,966.4	100.0	4.5
Intersegment Operations[1]	(1,495.3)		(1,485.1)
Net Sales	27,735.4		26,481.3		4.7
Held-to-sale Operations [2]	267.8		254.0		5.4
Net Sales	28,003.2		26,735.3		4.7

Operating Segment Income[3]	4Q’19%		4Q’18%		Change %
Cable	4,545.0	41.3	4,005.7	42.1	13.5
Sky	2,108.9	39.2	2,214.6	40.5	(4.8)
Content	4,324.2	39.7	4,036.7	37.9	7.1
Other Businesses	96.7	5.0	133.9	5.7	(27.8)
Operating Segment Income	11,074.8	37.9	10,390.9	37.2	6.6
Corporate Expenses	(496.7)	(1.7)	(586.8)	(2.1)	15.4
Depreciation and Amortization	(5,392.4)	(19.3)	(5,147.5)	(19.3)	(4.8)
Other Expense, net	(234.3)	(0.8)	(1,089.0)	(4.1)	78.5
Intersegment Operations[4]	(18.8)	(0.1)	n/a	n/a	n/a
Held-to-sale Operations [2]	100.3	n/a	96.7	n/a	3.7
Operating Income	5,032.9	18.0	3,664.3	13.7	37.3
1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 The assets and related liabilities of the Radio business are classified as held to sale in the Company’s consolidated statement of financial position as of December 31, 2019. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment,  are presented separately as held-to-sale operations for the years ended December 31, 2019 and 2018. The foregoing, notwithstanding that the transaction was consummated for legal purposes.
3 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.
4 As a result of IFRS 16 adoption, intersegment operations related to intercompany leases were not eliminated on the Operating Segment Income level as in prior years.

Cable

Total net additions for the quarter were approximately 114.7 thousand RGUs. Quarterly growth was mainly driven by 37.3 thousand broadband net additions and 103.5 thousand voice net additions. Video RGUs decreased by 26.1 thousand.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2019 and 2018.

RGUs	2019	2018
Video	4,318,863	4,384,247
Broadband	4,696,054	4,479,017
Voice	3,637,992	2,978,508
Total RGUs	12,652,909	11,841,772

Fourth quarter sales increased by 15.7% to Ps.11,016.1 million compared with Ps.9,517.7 million in fourth quarter 2018 driven by our pricing strategy, our broadband and voice net additions and the acquisition of part of the residential fiber-to-the-home business of Axtel, S.A.B. de C.V. in December 2018.

Full year sales increased by 15.1% to Ps.41,702.0 million compared with Ps.36,233.0 million in 2018. Total RGUs reached 12.7 million. Total net additions for the year were approximately 811.1 thousand.

Fourth quarter operating segment income increased by 13.5% to Ps.4,545.0 million compared with Ps.4,005.7 million in fourth quarter 2018.

Full year operating segment income increased by 16.3% to Ps.17,797.6 million compared with Ps.15,302.5 million in 2018. The margin reached 42.7%, 50 bps above the margin reached in 2018.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our MSO and enterprise operations for fourth quarters 2019 and 2018, and for full year 2019 and 2018.

MSO Operations (1) Millions of Mexican pesos	2019	2018	Change %	4Q’19	4Q’18	Change %
Revenue	37,495.8	32,279.8	16.2	9,800.9	8,498.5	15.3
Operating Segment Income	16,248.0	13,962.0	16.4	4,151.1	3,670.1	13.1
Margin (%)	43.3	43.3		42.4	43.2

Enterprise Operations (1) Millions of Mexican pesos	2019	2018	Change %	4Q’19	4Q’18	Change %
Revenue	5,874.5	5,341.0	10.0	1,631.0	1,408.8	15.8
Operating Segment Income	2,051.1	1,811.9	13.2	527.9	471.4	12.0
Margin (%)	34.9	33.9		32.4	33.5
(1)
Full year results do not include the consolidation adjustments of Ps.1,668.3 million in revenues nor Ps.501.5 million in Operating Segment Income for 2019, neither the consolidation adjustments of Ps.1,387.8 million in revenues nor Ps.471.4 million in Operating Segment Income for 2018. Likewise, fourth quarter results do not include the consolidation adjustments of Ps.415.8 million in revenues nor Ps.134.0 million in Operating Segment Income for fourth quarter 2019, neither the consolidation adjustments of Ps.389.6 million in revenues nor Ps.135.8 million in Operating Segment Income for fourth quarter 2018. Consolidation adjustments are considered in the consolidated results of the Cable segment.

Full year sales and operating segment income in our MSO operations increased by 16.2% and 16.4%, respectively, reaching a margin of 43.3%. Full year sales and operating segment income in our Enterprise Operations increased by 10.0% and 13.2%, respectively

Sky

Year-over-year, the number of video RGUs was lower by 207.7 thousand. This is mainly explained by a lower number video RGUs given the disconnections in fourth quarter 2018 and first quarter 2019 that followed Sky’s transmission of the Soccer World Cup in 2018. Subsequent to this effect, Sky added video RGUs in each of the last three quarters of 2019 and closed year with 7.4 million. In addition, Sky closed the year with 169,692 video RGUs in Central America and the Dominican Republic.

During 2019 Sky continued expanding its broadband operations with the addition of 294 thousand broadband RGUs. It closed the year with 386 thousand broadband RGUs.

The following table sets forth the breakdown of RGUs per service type for Sky as of December 31, 2019 and 2018.

RGUs	2019	2018
Video	7,429,351	7,637,040
Broadband	386,114	91,841
Voice	1,145	n/a
Total RGUs	7,816,610	7,728,881

Fourth quarter sales decreased by 1.5% to Ps.5,379.1 million compared with Ps.5,461.9 million in fourth quarter 2018. As explained above, this resulted from the disconnections following Sky’s transmission of the Soccer World Cup in 2018. During the quarter, Sky added 16.6 thousand video RGUs and 67.1 thousand broadband RGUs.

Full year sales decreased by 3.0% to Ps.21,347.1 million compared with Ps.22,002.2 million in 2018.

Fourth quarter operating segment income decreased 4.8% to Ps.2,108.9 million compared with Ps.2,214.6 million in fourth quarter 2018. The margin was 39.2%.

Full year operating segment income decreased by 6.6% to Ps.9,121.2 million compared with Ps.9,767.3 million in 2018, and the margin was 42.7%.

Content

Fourth quarter sales increased 2.4% to Ps.10,901.6 million compared with Ps.10,642.8 million in fourth quarter 2018.

Excluding the non-recurring licensing revenue, full year sales decreased by 4.6% to Ps.34,795.5 million compared with Ps.36,490.1 million in 2018. Full year sales, including 2018 non-recurring licensing revenue, declined 11.3%.

Millions of Mexican pesos	2019	%	2018	%	Change %
Advertising	19,420.4	55.8	21,154.9	58.0	(8.2)
Network Subscription	4,939.2	14.2	4,814.3	13.2	2.6
Licensing and Syndication	10,435.9	30.0	10,520.9	28.8	(0.8)
Net Sales	34,795.5	100.0	36,490.1	100.0	(4.6)
Non-recurring licensing revenue	n/a		2,733.6		n/a
Net Sales	34,795.5		39,223.7		(11.3)
Advertising

Fourth quarter advertising sales increased by 0.3% to Ps.6,581.6 million compared with Ps.6,565.1 million in fourth quarter 2018. Core private sector advertising sales were down marginally by 1.0%.

Full year advertising sales decreased by 8.2%. The decrease is substantially explained by a significant drop in government advertising. Core private sector advertising sales were down by 1.8% for the full year.
Network Subscription

Fourth quarter Network Subscription revenues increased by 1.9% to Ps.1,276.0 million compared with Ps.1,251.6 million in fourth quarter 2018.

Full year Network Subscription revenue increased by 2.6%, mainly due to a price increase.
Licensing and Syndication

Fourth quarter Licensing and Syndication sales increased by 7.7% to Ps.3,044.0 million from Ps.2,826.1 million in fourth quarter 2018. Royalties from Univision increased 15.2%, reaching U.S.$101.3 million dollars in fourth quarter 2019 compared to U.S.$88.0 million dollars in fourth quarter 2018. For the full year 2019 royalties from Univision increased by 1.4%, reaching U.S.$389.1 million dollars, achieving a record high.

Fourth quarter operating segment income, increased by 7.1% to Ps.4,324.2 million compared with Ps.4,036.7 million in fourth quarter 2018. The margin was 39.7%, 180 bps higher than 2018.

Full-year operating segment income, excluding the non-recurring licensing revenue, decreased by 6.0% to Ps.12,632.1 million compared with Ps.13,444.6 million in 2018. The margin was 36.3%, in line with the previous year.

Other Businesses

Fourth quarter sales decreased by 17.5% to Ps.1,933.9 million compared with Ps.2,344.0 million in fourth quarter 2018. The decrease is mainly explained by lower revenues in our film distribution and publishing businesses.

Full year sales increased by 6.3% to Ps.8,200.3 million compared with Ps.7,715.5 million in 2018. The increase in revenues was mainly driven by performance in our soccer and gaming businesses, partially compensated by our publishing and film distribution businesses.

Fourth quarter operating segment income decreased by 27.8% to Ps.96.7 million compared with Ps.133.9 million in fourth quarter 2018. The decrease is mainly explained by the performance in our film distribution and soccer businesses.

Full year operating segment income increased by 256.7% to Ps.1,464.2 million compared with Ps.410.5 million in 2018, mainly reflecting an increase in soccer, gaming and film distribution businesses, partially compensated by the performance of our publishing business.

Corporate Expense

Corporate expense decreased by Ps.266.3 million, or 12.4%, to Ps.1,888.4 in 2019, from Ps.2,154.7 million in 2018. This decrease reflected primarily a lower share-based compensation expense.

Share-based compensation expense in 2019 and 2018, amounted to Ps.1,129.6 million and Ps.1,327.5 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Other Income or Expense, Net

Other income or expense, net, changed by Ps.2,657.9 million, to other expense, net, of Ps.1,095.6 million in 2019, from other income, net, of Ps.1,562.3 million in 2018. This unfavorable change reflected primarily:

I.
the absence in 2019 of a Ps.3,513.8 million pretax gain on disposition of our 19.9% stake in Imagina Media Audiovisual, S. L. (“Imagina”), a Spanish media group, which sale was closed in June 2018; and

II.	a higher expense related to legal, financial and accounting advisory and professional services.

These unfavorable variances were mainly offset by:

I.	the absence in 2019 of other taxes paid by Sky in Central America in 2018;

II.	a lower loss on disposition of property and equipment; and

III.	interest income on asset tax recovered from prior years.

The following table sets forth the breakdown of cash and non-cash other (expense) income, net, stated in millions of Mexican pesos, for the years ended December 31, 2019 and 2018.
Other (expense) income, net	2019	2018
Cash	(765.0)	2,600.0
Non-cash	(330.6)	(1,037.7)
Total	(1,095.6)	1,562.3

Finance Expense, Net

The following table sets forth finance (expense) income, net, stated in millions of Mexican pesos for the years ended December 31, 2019 and 2018.

	2019	2018	(Increase) Decrease
Interest expense	(10,402.0)	(9,707.3)	(694.7)
Interest income	1,529.1	1,567.1	(38.0)
Foreign exchange gain, net	935.3	220.1	715.2
Other finance expense, net	(873.2)	(859.6)	(13.6)
Finance expense, net	(8,810.8)	(8,779.7)	(31.1)
Finance expense, net, increased by Ps.31.1 million, or 0.4%, to Ps.8,810.8 million in 2019, from Ps.8,779.7 million in 2018.

This increase reflected:

I.
a Ps.694.7 million increase in interest expense, primarily due to a higher average principal amount of debt in 2019, as well as interest expense in the amount of Ps.426.5 million related to additional lease liabilities recognized beginning on January 1, 2019, in connection with the adoption of IFRS 16, which became effective on that date;

II.	a Ps.38.0 million decrease in interest income, primarily explained by a lower average amount of cash equivalents; and

III.	a Ps.13.6 million increase in other finance expense, net, resulting primarily from changes in fair value of our derivative contracts.

These unfavorable variances were partially offset by a Ps.715.2 million increase in foreign exchange gain, net, resulting primarily from the effect of a 4.0% appreciation of the Mexican peso against the U.S. dollar in 2019, in comparison with a 0.2% appreciation in 2018, on our average net U.S. dollar liability position.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, increased by Ps.48.2 million, or 9.0%, to Ps.581.1 million in 2019, from Ps.532.9 million in 2018. This increase reflected mainly a higher share of income of Univision Holdings, Inc. or UHI, the controlling company of Univision Communications Inc., which was partially offset by the absence of share of income of Ocesa Entretenimiento, S.A. de C.V. (“OCEN”), for the last five months of 2019, as we classified our investment in OCEN as current assets held for sale, in connection with a related sale agreement.

Income Taxes

Income taxes decreased by Ps.1,614.0 million, or 36.8%, to Ps.2,776.5 million in 2019, compared with Ps.4,390.5 million in 2018. This decrease reflected mainly a lower income tax base, as well as a reduction in effective income tax rate.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.125.2 million, or 7.8%, to Ps.1,480.7 million in 2019, compared with Ps.1,605.9 million in 2018. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky segment.

Capital Expenditures

During 2019, we invested approximately U.S.$992.2 million dollars in property, plant and equipment as capital expenditures. The following table sets forth the breakdown of capital expenditures for 2019 and 2018.

Capital Expenditures Millions of U.S. Dollars	2019	2018
Cable	675.3	665.5
Sky	209.1	209.6
Content and Other Businesses	107.8	94.8
Total	992.2	969.9

Debt, Lease Liabilities and Other Notes Payable

The following table sets forth our total consolidated debt, lease liabilities and other notes payable as of December 31, 2019 and 2018. Amounts are stated in millions of Mexican pesos.

December 31, 2019	December 31, 2018	Increase (Decrease)
Current portion of long-term debt	491.9	988.4	(496.5)
Long-term debt, net of current portion	120,444.7	120,983.6	(538.9)
Total debt (1)	120,936.6	121,972.0	(1,035.4)
Current portion of long-term lease liabilities	1,257.8	651.8	606.0
Long-term lease liabilities, net of current portion	8,105.8	4,666.1	3,439.7
Total lease liabilities (2)	9,363.6	5,317.9	4,045.7
Current portion of other notes payable	1,324.1	1,288.4	35.7
Other notes payable, net of current portion	-	1,288.4	(1,288.4)
Total other notes payable (3)	1,324.1	2,576.8	(1,252.7)
Total debt, lease liabilities and other notes payable	131,624.3	129,866.7	1,757.6
(1) As of December 31, 2019 and 2018, total debt is presented net of finance costs in the amount of Ps.1,441.6 million and Ps.1,152.7 million, respectively, and does not include related accrued interest payable in the amount of Ps.1,943.9 million and Ps.1,120.0 million, respectively.
(2) Beginning on January 1, 2019, we adopted IFRS 16, which became effective on that date. As a result, we (i) recognized right-of-use assets and lease liabilities as of January 1, 2019, in the amount of Ps.4,750.4 million for those long-term lease agreements that we accounted for as operating leases through December 31, 2018; and (ii) classified as right-of-use assets and lease liabilities as of January 1, 2019, the carrying values of property and equipment and related liabilities that we accounted for as finance leases through December 31, 2018, in the amount of Ps.3,402.9 million and Ps.5,317.9 million, respectively.
(3) Notes payable issued in 2016, in connection with the acquisition of a non-controlling interest in Televisión Internacional, S.A. de C.V., one of our Cable segment subsidiaries.
On October 3, 2019, we prepaid all of the outstanding Mexican peso Notes due 2020, in the principal amount of Ps.10,000.0 million.

As of December 31, 2019, our consolidated net debt position (total debt, lease liabilities and other notes payable, less cash and cash equivalents, temporary investments, and certain non-current investments in financial instruments) was Ps.93,733.1 million. The aggregate amount of non-current investments in financial instruments included in our consolidated net debt position as of December 31, 2019, amounted to Ps.10,439.2 million.

Shares Outstanding

As of December 31, 2019 and 2018, our shares outstanding amounted to 337,244.3 million and 338,329.1 million shares, respectively, and our CPO equivalents outstanding amounted to 2,882.4 million and 2,891.7 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of December 31, 2019 and 2018, the GDS (Global Depositary Shares) equivalents outstanding amounted to 576.5 million and 578.3 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Sustainability

During 2019, Televisa was selected for the 2019 Dow Jones Sustainability (DJSI) MILA Pacific Alliance Index and was one of only three Mexican companies to be selected for the 2019 DJSI Emerging Markets Index. Also, Televisa was included as a constituent of the 2019 FTSE4Good Emerging Markets and Emerging Latin America Indices. In addition, the Company was confirmed as a constituent of the IPC Sustentable (Sustainability Index) of the Bolsa Mexicana de Valores (Mexican Stock Exchange) and S&P. Finally, Televisa was also confirmed as a signatory of the United Nations Global Compact, the world’s largest corporate sustainability initiative.

In addition, in January 2020, for a second consecutive year, the Company has been selected as one of only five Mexican companies to be included in the 2020 Bloomberg Gender-Equality Index (GEI). With this, Bloomberg recognizes Televisa’s commitment to advancing gender equality and its continuous effort to build a diverse workforce that promotes an inclusive culture. The GEI is a reference index which includes 325 firms committed to transparency in gender reporting and advancing in gender equality among nearly 6,000 companies across 84 countries.

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2018, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 25 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, feature- film production and distribution, and gaming.
Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
(Please see attached tables for financial information and ratings data)
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Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Carlos Madrazo. VP, Head of Investor Relations cmadrazov@televisa.com.mx
Santiago Casado. Investor Relations Director. scasado@televisa.com.mx

Media Relations:

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2019 AND 2018
(Millions of Mexican Pesos)

	December 31,		December 31,
	2019		2018
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	27,452.0	Ps.	32,068.3
Temporary investments		-		31.0
Trade notes and accounts receivable, net		14,330.7		19,748.9
Other accounts and notes receivable, net		10,519.8		6,376.6
Derivative financial instruments		1.7		115.7
Due from related parties		814.4		1,078.3
Transmission rights and programming		6,710.3		7,785.7
Inventories		1,151.4		1,026.4
Contract costs		1,379.4		1,143.0
Assets held for sale		2,369.7		-
Other current assets		3,298.1		2,679.0
Total current assets		68,027.5		72,052.9

Non-current assets:
Derivative financial instruments		2.9		919.8
Transmission rights and programming		8,012.6		9,229.8
Investments in financial instruments		44,265.8		49,203.4
Investments in associates and joint ventures		9,068.5		10,546.7
Property, plant and equipment, net		83,329.2		87,342.5
Right-of-use assets, net		7,553.1		-
Intangible assets, net		43,329.0		43,063.5
Deferred income tax assets		24,250.1		22,181.8
Contract costs		2,311.8		2,227.7
Other assets		271.9		402.5
Total non-current assets		222,394.9		225,117.7
Total assets	Ps.	290,422.4	Ps.	297,170.6

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2019 AND 2018
(Millions of Mexican Pesos)

	December 31,		December 31,
	2019		2018
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt and interest payable	Ps.	2,435.8	Ps.	2,108.4
Current portion of lease liabilities		1,257.8		651.8
Current portion of other notes payable		1,324.1		1,288.4
Derivative financial instruments		568.8		148.1
Trade accounts payable and accrued expenses		20,909.7		22,029.5
Customer deposits and advances		5,731.8		13,637.7
Income taxes payable		2,470.2		3,054.8
Other taxes payable		3,448.0		1,280.3
Employee benefits		911.9		1,067.2
Due to related parties		644.3		714.5
Liabilities related to assets held for sale		432.8		-
Other current liabilities		2,233.3		2,550.8
Total current liabilities		42,368.5		48,531.5
Non-current liabilities:
Long-term debt, net of current portion		120,444.7		120,983.6
Lease liabilities, net of current portion		8,105.8		4,666.1
Other notes payable, net of current portion		-		1,288.4
Derivative financial instruments		346.5		-
Income taxes payable		1,759.7		3,141.4
Deferred income tax liabilities		7,052.2		8,390.5
Post-employment benefits		1,468.1		962.5
Other long-term liabilities		3,376.6		4,676.0
Total non-current liabilities		142,553.6		144,108.5
Total liabilities		184,922.1		192,640.0

EQUITY
Capital stock		4,907.8		4,907.8
Additional paid-in-capital		15,889.8		15,889.8
		20,797.6		20,797.6
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		75,666.1		70,362.5
Net income for the period		4,722.1		6,009.4
		82,527.2		78,510.9
Accumulated other comprehensive income, net		1,320.5		4,427.4
Shares repurchased		(14,018.8)		(14,219.1)
		69,828.9		68,719.2
Equity attributable to stockholders of the Company		90,626.5		89,516.8
Non-controlling interests		14,873.8		15,013.8
Total equity		105,500.3		104,530.6
Total liabilities and equity	Ps.	290,422.4	Ps.	297,170.6

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
 THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2019 AND 2018
(Millions of Mexican Pesos)

	Three months ended December 31,				Twelve months ended December 31,
	2019		2018		2019		2018
	(Unaudited)		(Unaudited)		(Unaudited)		(Audited)

Net sales	Ps.	28,003.2	Ps.	26,735.3	Ps.	101,492.2	Ps.	101,282.3
Cost of sales		16,699.4		15,490.4		58,725.4		57,839.3
Selling expenses		2,848.9		2,986.1		11,193.0		11,023.4
Administrative expenses		3,187.7		3,505.5		13,269.2		13,729.3
Income before other expense		5,267.2		4,753.3		18,304.6		18,690.3
Other (expense) income, net		(234.3)		(1,089.0)		(1,095.6)		1,562.3
Operating income		5,032.9		3,664.3		17,209.0		20,252.6
Finance expense		(3,117.1)		(2,973.4)		(11,275.2)		(10,566.9)
Finance income		1,719.0		658.9		2,464.4		1,787.2
Finance expense, net		(1,398.1)		(2,314.5)		(8,810.8)		(8,779.7)
Share of income (lost) of associates and joint ventures, net		91.5		(378.0)		581.1		532.9
Income before income taxes		3,726.3		971.8		8,979.3		12,005.8
Income taxes		803.7		591.8		2,776.5		4,390.5
Net income	Ps.	2,922.6	Ps.	380.0	Ps.	6,202.8	Ps.	7,615.3

Net income attributable to:
Stockholders of the Company	Ps.	2,506.1	Ps.	56.5	Ps.	4,722.1	Ps.	6,009.4
Non-controlling interests		416.5		323.5		1,480.7		1,605.9
Net income	Ps.	2,922.6	Ps.	380.0	Ps.	6,202.8	Ps.	7,615.3

Basic earnings per CPO attributable to stockholders of the Company	Ps.	0.86	Ps.	0.02	Ps.	1.63	Ps.	2.07

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: February 24, 2020	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel